UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TScan Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89854M101

(CUSIP Number)

Ofira Kadmor

Senior VP Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 4672562, Israel
Tel +972-9-971-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89854M101	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango HealthTech Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,022,034
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,022,034
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,034
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This percentage reflects the percentage of the total number of outstanding shares of the Issuer’s common stock. It is calculated based on 47,824,680 shares of the Issuer’s common stock, composed of 43,548,092 shares of voting common stock and 4,276,588 shares of non-voting common stock, outstanding as of November 3, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023. Since a portion of the Issuer’s outstanding common stock is non-voting, the percentage voting power of the entire class of common stock possessed by the Reporting Person’s shares is 4.6%.

CUSIP No. 89854M101	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango HealthTech Fund I - Israel L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,442
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,442
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,442
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This percentage reflects the percentage of the total number of outstanding shares of the Issuer’s common stock. It is calculated based on 47,824,680 shares of the Issuer’s common stock, composed of 43,548,092 shares of voting common stock and 4,276,588 shares of non-voting common stock, outstanding as of November 3, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023. Since a portion of the Issuer’s outstanding common stock is non-voting, the percentage voting power of the entire class of common stock possessed by the Reporting Person’s shares is 0.03%.

CUSIP No. 89854M101	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango HealthTech Principals Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 43,509
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 43,509
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,509
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This percentage reflects the percentage of the total number of outstanding shares of the Issuer’s common stock. It is calculated based on 47,824,680 shares of the Issuer’s common stock, composed of 43,548,092 shares of voting common stock and 4,276,588 shares of non-voting common stock, outstanding as of November 3, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023. Since a portion of the Issuer’s outstanding common stock is non-voting, the percentage voting power of the entire class of common stock possessed by the Reporting Person’s shares is 0.1%.

CUSIP No. 89854M101	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Pitango H.T. Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,079,985 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,079,985 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,985 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of 2,079,985 shares of the Issuer’s common stock, held, in the aggregate, by Pitango HealthTech Fund I, L.P., Pitango HealthTech Fund I - Israel L.P. and Pitango HealthTech Principals Fund I, L.P., for each of which the Reporting Person serves as sole general partner and therefore possesses shared voting and dispositive power with respect to the shares held thereby.

(2)	This percentage reflects the percentage of the total number of outstanding shares of the Issuer’s common stock. It is calculated based on 47,824,680 shares of the Issuer’s common stock, composed of 43,548,092 shares of voting common stock and 4,276,588 shares of non-voting common stock, outstanding as of November 3, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023. Since a portion of the Issuer’s outstanding common stock is non-voting, the percentage voting power of the entire class of common stock possessed by the shares beneficially owned by the Reporting Person is 4.8%.

Item 1.

(a)	Name of Issuer TScan Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 830 Winter Street, Waltham, Massachusetts 02451

Item 2.

(a)

Name of Person Filing:

The following entities are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the “Statement”):

(i) Pitango HealthTech Fund I, L.P.

(ii) Pitango HealthTech Fund I - Israel L.P.

(iii) Pitango HealthTech Principals Fund I, L.P. ; and

(iv) Pitango H.T. Fund I, L.P. (“Pitango GP”).

Collectively, the entities identified in the foregoing clauses (i)-(iii) are referred to herein as the “Pitango Investing Entities”, and, together with Pitango GP, as the “Pitango Reporting Persons”.

The Pitango Investing Entities directly hold the shares of common stock (as defined in Item 2(d) below) that are reported in this Amendment. Pitango GP serves as the sole general partner for each of the Pitango Investing Entities, and, consequently, possesses shared voting and dispositive power with respect to all such shares of common stock that are held by the Pitango Investing Entities.

The partners of Pitango GP are two individuals and seven private companies that are each owned by one of the following individuals— Guy Ezekiel, Ittai Harel, Ayal Itzkovitz, Eyal Niv, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the “Pitango Principals”). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all shares of common stock held by the Pitango Investing Entities.

(b)	Address of the Principal Office or, if none, residence: The principal business office of each of the Pitango Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel

(c)	Citizenship Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (“common stock”)

(e)	CUSIP Number 89854M101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.

(b)	Percent of class: Please see row 11 and footnote (1) of the cover pages of the respective Pitango Reporting Persons (in the case of the Pitango GP, footnote (2)). The percentages appearing on the cover pages of the respective Pitango Reporting Persons (and in the last paragraph of this Item 4 below) are calculated based on 47,824,680 shares of common stock, composed of 43,548,092 shares of voting common stock and 4,276,588 shares of non-voting common stock, outstanding as of November 3, 2023, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

The Pitango Principals possess shared voting and dispositive power with respect to all shares of common stock held by the Pitango Investing Entities (and beneficially owned by the Pitango Reporting Persons), in the aggregate, and may therefore be deemed to beneficially own an aggregate of 2,079,985 shares of common stock, constituting 4.3% of the number of shares of issued and outstanding common stock and possessing 4.8% of the percentage voting power of the entire class of common stock. Each of the Pitango Principals disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PITANGO HEALTHTECH FUND I, L.P.

By: Pitango H.T. Fund I, L.P., its General Partner
By: Pitango GP Health Holdings Ltd., its general partner

By:	/s/ Eyal Klein
Name: Eyal Klein
Title: Chief Financial Officer

By:	/s/ Ittai Harel
Name: Ittai Harel
Title: Managing Director

Date: February 8, 2024

PITANGO HEALTHTECH FUND I - ISRAEL L.P.

By: Pitango H.T. Fund I, L.P., its General Partner
By: Pitango GP Health Holdings Ltd., its general partner

By:	/s/ Eyal Klein
Name: Eyal Klein
Title: Chief Financial Officer

By:	/s/ Ittai Harel
Name: Ittai Harel
Title: Managing Director

Date: February 8, 2024

PITANGO HEALTHTECH PRINCIPALS FUND I, L.P.

By: Pitango H.T. Fund I, L.P., its General Partner
By: Pitango GP Health Holdings Ltd., its general partner

By:	/s/ Eyal Klein
Name: Eyal Klein
Title: Chief Financial Officer

By:	/s/ Ittai Harel
Name: Ittai Harel
Title: Managing Director

Date: February 8, 2024

PITANGO H.T. FUND I, L.P.

By: Pitango GP Health Holdings Ltd., its general partner

By:	/s/ Eyal Klein
Name: Eyal Klein
Title: Chief Financial Officer

By:	/s/ Ittai Harel
Name: Ittai Harel
Title: Managing Director

Date: February 8, 2024

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)